FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

        Dated: July 10, 2006                 By: /s/David Patterson/s/

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD. (the “Company”)
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

July 7, 2006

Item 3  News Release

The news release dated July 7, 2006 was issued in Vancouver, British Columbia and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company reports that the company has been informed by its joint venture partner, Anglo American Exploration (Canada) Ltd. (“AAEC”), that the Supreme Court of British Columbia dismissal of the Novawest Resources Inc. lawsuit against AAEC (Action No. S042230) will not be appealed by Novawest.

Additionally, Knight and Novawest have agreed to a mutually satisfactory resolution under which the action commenced by Knight against Novawest and others has been terminated by consent of the parties, without payment of court costs to any party.

The Company also reports that fieldwork has begun on the West Raglan Project. Knight and AAEC have established a 2006 budget of $3,000,000 in phase I and $2,000,000 in phase II, conditional on the results of phase I. The focus of the 2006 exploration program will be on drilling known mineralized zones and discovery of new mineralized zones, all in the Greater Frontier area, the area of greatest success to date.

Item 5  Full Description of Material Change

The Company reports that the company has been informed by its joint venture partner, Anglo American Exploration (Canada) Ltd. (“AAEC”), that the Supreme Court of British Columbia dismissal of the Novawest Resources Inc. lawsuit against AAEC (Action No. S042230) will not be appealed by Novawest.

Additionally, Knight and Novawest have agreed to a mutually satisfactory resolution under which the action commenced by Knight against Novawest and others has been terminated by consent of the parties, without payment of court costs to any party.

The Company also reports that fieldwork has begun on the West Raglan Project. Knight and AAEC have established a 2006 budget of $3,000,000 in phase I and $2,000,000 in phase II, conditional on the results of phase I. The focus of the 2006 exploration program will be on drilling known mineralized zones and discovery of new mineralized zones, all in the Greater Frontier area, the area of greatest success to date.

A deep penetrating moving loop electromagnetic (EM) survey will complete coverage of the Greater Frontier area. Limited coverage by a similar survey in 2005 was successful in identifying new mineralization. It will be used to outline known mineralized zones near surface and to discover and outline additional mineralized zones at depth below the detection limit of previous detailed EM surveys. The moving loop EM survey is designed to detect mineralization to a depth of 200 to 300 metres, depending on target size. One objective is to discover multiple sulphide lenses along strike and down dip of known mineralization in a similar setting to known sulphide lenses on Falconbridge’s Raglan property to the east. A second objective is to discover new sulphide lenses at depth at new mineralized horizons. Drilling is expected to begin in mid-July.

A minimum of 3,000 metres of diamond drilling is planned as part of the phase I program. If phase II is completed, it should result in a minimum of an additional 2,000 metres of drilling. The number of drill holes will depend on the depth extent of the known mineralized zones, and the depth and depth extent of any newly discovered zones.

The 2006 program will be carried out by West Raglan Project operator AAEC. The program will be funded 51% by AAEC and 49% by Knight.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

David Patterson
Chief Executive Officer	Telephone: (604) 684-6535

Item 9  Date of Report

July 7, 2006